Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Year ended December 31,	2006		2005		2004		2003		2002

Earnings:
Net income from operations after tax	$75,609		$54,715		$45,421		$40,752		$34,494
Applicable income taxes	41,499		29,310		23,929		22,267		19,247

Income before taxes	117,108		84,025		69,350		63,019		53,741

Fixed charges:
Interest expense excluding interest on deposits	7,415		5,360		4,397		5,000		5,662
Portion of rents representative of interest	—		194		293		325		361
Amortization of subordinated debenture/ trust preferred securities issuance costs	37		41		44		961		95

Fixed charges excluding interest on deposits	7,452		5,595		4,734		6,286		6,118

Interest on deposits	98,545		58,189		38,024		43,614		59,797

Fixed charges including interest on deposits	$105,997		$63,784		$42,758		$49,900		$65,915

Earnings before fixed charges excluding interest on deposits	$124,560		$89,620		$74,084		$69,305		$59,859

Earnings before fixed charges including interest on deposits	223,105		147,809		112,108		112,919		119,656

Fixed charges excluding interest on deposits	7,452		5,595		4,734		6,286		6,118
Fixed charges including interest on deposits	105,997		63,784		42,758		49,900		65,915

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	16.71	x	16.02	x	15.65	x	11.03	x	9.78	x
Including interest on deposits	2.10	x	2.32	x	2.62	x	2.26	x	1.82	x